inVentiv Health, Inc.
200 Cottontail Lane
Vantage Court North
Somerset, New Jersey 08873

May 20, 2009

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Tom Kluck
      Mr. Jerard Gibson

Re:           inVentiv Health, Inc.
Registration Statement on Form S-3, Registration No. 158068
Vantage Court North
Cottontail Lane
Somerset, New Jersey 08873

Dear Ms. Kluck and Mr. Gibson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), inVentiv Health, Inc. (the "Company") requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Tuesday, May 26, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

o
that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

inVentiv Health, Inc.

May 20, 2009	By:	/s/ R. Blane Walter
R. Blane Walter
Chief Executive Officer